[SunTrust Letterhead]

February 9, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Hugh West

Re:	SunTrust Banks, Inc. (File No. 01-8918)
Form 10-K for the year ended December 31, 2007
Form 10-Q for the quarter ended March 31, 2008
Form 10-Q for the quarter ended June 30, 2008
Form 10-Q for the quarter ended September 30, 2008

Mr. West:

We have set forth below our responses to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) in the letter from the Staff dated January 29, 2009, pertaining to the SunTrust Banks, Inc. (the “Company” or “SunTrust”) Form 10-K for the year ended December 31, 2007, Form 10-Q for the quarter ended March 31, 2008, Form 10-Q for the quarter ended June 30, 2008, and Form 10-Q for the quarter ended September 30, 2008. For your convenience, we have listed our responses in the same order as the Staff’s comment was presented and have repeated the comment in bold face type prior to our response.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1. Financial Statements

Notes to Consolidated Financial Statements (Unaudited)

Note 6 – Goodwill and Other Intangible Assets, page 12

Comment 1

We read your response to prior comment five in our letter to you on December 18, 2008 regarding your goodwill impairment analyses performed. Please provide us with additional details regarding the impairment tests performed and update us on any additional testing performed during the fourth quarter of 2008. For the periods within 2007 and 2008, please address the following:

Hugh West

Securities and Exchange Commission

February 9, 2009

Response

Background

Before responding to the Staff’s specific comments, we thought it would be useful to provide some historical information regarding the Company’s acquisition activity that generated the current goodwill balance. In addition, we have provided additional information around the progressive evaluation of our goodwill impairment analysis since 2007 in order to clarify the quarterly periods in which a goodwill impairment evaluation was performed.

Approximately 80% of the Company’s $7 billion in total goodwill, as of December 31, 2008, originated from the Company’s October 2004 acquisition of National Commerce Financial Corporation, a southeast regional financial services institution with a primary focus on core branch and business banking. The remainder of the goodwill originated predominately from the acquisition of other small bank franchises within our footprint or boutique wealth management firms. As a result and as you will note in our response to Comment 1(a), 84% of the goodwill relates to the Retail and Commercial reporting units.

During the fourth quarter of 2007, the Company completed its annual goodwill impairment test with a measurement date as of September 30, 2007. The results of the test indicated that the fair value of each reporting unit significantly exceeded their respective carrying values. In the interim periods subsequent to September 30, 2007, the Company evaluated whether events had occurred or circumstances had changed that would make it more likely than not that the fair value of a reporting unit would have declined to such a degree since September 30, 2007 that the estimated fair value would be less than its carrying value. For certain reporting units that were more susceptible to the challenges in the residential real estate and capital markets (i.e., Mortgage, Corporate and Investment Banking (“CIB”) and Commercial Real Estate), the Company obtained additional financial performance information during these interim periods. Based on the financial analysis and professional judgment, it was determined that it was not more likely than not that any reporting unit had experienced a triggering event, as defined in SFAS 142, paragraph 28, such that the fair value of those reporting units had declined below their respective carrying value. As a result, a step one impairment test, as defined in SFAS 142, paragraph 19, was not performed in the fourth quarter of 2007 or first and second quarters of 2008.

During the third quarter of 2008, the broader economic conditions worsened and increased the risk that a reporting unit’s fair value would not exceed its carrying value. Consequently, the Company completed its annual goodwill impairment evaluation, which has a measurement date of September 30th, prior to filing the third quarter Form 10-Q. The Company in arriving at its estimates of fair value, among other things as described herein, consulted an independent valuation advisor, which prepared a summary report presenting estimates of the fair value of the equity of the Company’s reporting units as of September 30, 2008. The estimated fair value of each reporting unit as of September 30, 2008 exceeded its respective carrying value; therefore, the Company determined there was no impairment of goodwill. Our following responses to the Staff’s comments provide additional information regarding the information, methodologies, and key judgments applied in arriving at that conclusion.

Hugh West

Securities and Exchange Commission

February 9, 2009

As a result of further deterioration in the economy during the fourth quarter of 2008, the Company performed sensitivity analysis related to the key assumptions regarding future operations and discount rates within the September 30, 2008 goodwill impairment assessment, concluding that it was more likely than not that certain reporting unit’s fair value may have declined enough such that the fair value could be less than the respective carrying value as of December 31, 2008. Those reporting units were Mortgage, Commercial Real Estate, and CIB. As a result, for these reporting units, the Company performed the second step of the goodwill impairment evaluation, which involved calculating the implied fair value of the goodwill. The implied fair value of goodwill was determined in the same manner as the amount of goodwill that would be recognized in a business combination using the fair value of the reporting unit estimated in connection with the step one evaluation. The fair value of the reporting unit’s assets and liabilities, including unrecognized intangible assets, was individually estimated. The excess of the fair value of the reporting unit over the fair value of the reporting unit’s net assets was the implied goodwill. The Company concluded that the implied fair value of the goodwill was in excess of the carrying value of the goodwill for the particular reporting units evaluated; therefore, no goodwill impairment was recorded as of December 31, 2008.

Comment 1(a)

Provide us with a list (in tabular format) of each reporting unit and identify the respective unit fair value, carrying amounts, and reporting unit goodwill.

Response to Comment 1(a)

The following tables summarize all of the Company’s reporting units and their respective estimated fair value, carrying amount, and actual goodwill balance at each measurement date in 2007 and 2008.

(in millions)	As of September 30, 2007
2007 Reporting Units	Estimated Fair Value	Carrying Amount	Actual Goodwill
Retail	$12,647	$6,923	$4,894
Commercial	7,234	2,433	1,234
Wealth & Investment Mgmt.	4,305	1,610	279
CIB	4,197	1,810	141
Mortgage	3,022	1,263	277
Leasing	903	383	6
Investment Services	563	117	43
Affordable Housing	488	402	21
Premium Assignment	242	87	7
Transplatinum	49	17	10

Hugh West

Securities and Exchange Commission

February 9, 2009

(in millions)	As of September 30, 2008
2008 Reporting Units	Estimated Fair Value	Carrying Amount	Actual Goodwill
Retail	$11,100	$7,250	$5,030
Commercial	3,800	2,200	886
Wealth & Investment Mgmt.	3,400	808	345
CIB	3,700	2,573	223
Mortgage	2,300	2,123	279
Commercial Real Estate	1,150	1,056	279
Affordable Housing	240	143	21

In the first quarter of 2008, the Company implemented certain organizational and management changes in order to better serve clients and optimize the productivity and efficiency of our resources. These organizational changes impacted the composition of our reportable segments, and as a result, impacted the operating segments and reporting units. A summary of those key realignments is as follows:

1.	The Retail and Commercial segments were combined.
2.	Corporate and Investment Banking was renamed Wholesale Banking.
3.	Commercial Real Estate (primarily Real Estate Finance Group and Affordable Housing) was transferred from Commercial to Wholesale Banking.
4.	Trustee Management was transferred from Commercial to Corporate Other Treasury.
5.	TransPlatinum, which handles Fleet One fuel cards, was transferred from Commercial to Corporate Other and Treasury. In September 2008, TransPlatinum was sold to Fleet One Holdings LLC at a gain.
6.	Certain Middle Market clients and relationship managers were transferred from Commercial to Wholesale Banking.

The above mentioned changes resulted in Leasing, Investment Services, and Premium Assignment being included in their respective operating segment as they no longer qualified as discrete reporting units. Additionally, Commercial Real Estate was segregated from Commercial and became a discrete reporting unit.

Comment 1(b)

Identify each unit that was tested for impairment and discuss the specific technique used to determine unit fair value. In cases where a discounted cash flow technique was used, discuss the discount rates used at each testing date and assumptions about growth. In cases where the guideline company method was used, tell us the comparable companies used, and provide specific details on how you developed the specific multiples used for each. Additionally, tell us whether the multiples used were minority-based multiples or control – based multiples. If control – based multiples, please provide selected control premium. Also, to the extent the multiples used changed over time, please discuss how and why.

Comment 1(c)

Your response indicates that the various valuation techniques were weighted to arrive at the estimated fair value. Please tell us specifically how this was done for each reporting unit, and discuss whether the weighting used changed over time during 2007 and 2008. Also, if significant changes (greater than 10%) resulted between the methodologies used for each reporting unit, discuss any procedures performed to evaluate why the methodologies resulted in significant variances in fair value.

Hugh West

Securities and Exchange Commission

February 9, 2009

Response to Comments 1(b) and 1(c)

References to 2007 and 2008 refer to the annual impairment tests as of September 30th, in which all reporting units listed in the respective tables above were tested for impairment.

Valuation Techniques

In 2007, the estimated fair value of each reporting unit was determined using a discounted cash flow approach. While the Company did not formally incorporate guideline company information in 2007, where available and relevant, the Company reviewed average price to trailing twelve month earnings ratios of selected peers and implied a fair value of the related reporting unit as a reasonableness check of the fair value estimates derived from the discounted cash flow approach.

In 2008, due to the increased risk of goodwill impairment, it became more relevant to specifically incorporate other market-based valuation techniques in estimating the fair value of each reporting unit. For all reporting units except Affordable Housing and Commercial Real Estate, the fair values of the reporting units were determined by weighting three techniques as follows:

•	Discounted Cash Flow—60%
•	Guideline Company—32%
•	Guideline Transaction—8%

Due to a lack of comparable peer and transaction data, the Company relied solely on the discounted cash flow technique for the purposes of determining the fair value of Affordable Housing. Due to a lack of comparable transactions for Commercial Real Estate, the Company weighted the discounted cash flow approach 60% and the guideline company method 40%. These weightings took into consideration the comparability and timeliness of the guideline information.

Variances in the fair value estimates from 2007 to 2008 are primarily due to changes in the underlying assumptions, such as discount rates and financial performance projections, as opposed to changes in valuation methods, including the incorporation of market-based information. The direct incorporation of market-based information in 2008 had either a neutral effect or the effect of decreasing the overall fair value estimate by less than 10% for each reporting unit.

Guideline Company and Selected Multiples

In the guideline company method, a sample of publicly traded companies which operate in similar businesses to the Company’s reporting units were identified. See Exhibit 1 which lists the comparable companies used, by reporting unit, as well as the applicable financial metrics that were used to develop the specific multiples for each comparable company. A valuation multiple was then selected for the respective reporting unit, based on a financial benchmarking analysis1 that compared the reporting unit’s benchmark results with the guideline companies’ results. In addition to these financial considerations, qualitative factors such as asset quality, footprint attractiveness, and overall risk were also considered in the ultimate selection of a multiple. The selected multiple was applied to the corresponding financial metric of the applicable reporting unit to estimate a value on a minority basis. A control premium of 30% was applied to the minority basis value to arrive at the reporting unit’s estimated fair value on a controlling basis.

Discount Rates

The discount rates in 2007 and 2008 were determined based on the Capital Asset Pricing Model that considers the risk-free rate, market risk premium, beta, and in some cases, unsystematic risk and size premium adjustments specific to a particular reporting unit. In 2007, the beta was based on a single index of S&P companies for all reporting units. Unsystematic and size premium adjustments were not included in 2007 as the Company did not view the reporting units to have differing systemic risk profiles, resulting in a common discount rate of 10%. However, in order to evaluate the reasonableness of the selected discount rate, sensitivity analyses were performed by increasing the discount rate as much as 400 basis points, noting that the reporting units’ fair values were still in excess of the carrying values.

[1]

The financial benchmarking analysis included a variety of data for the reporting unit and guideline companies, such as net interest margin, pre-tax profit margin, ROA, ROE, Total Assets, Nonperforming Assets/Total Assets, Net Charge-offs/Avg. Loans, Tangible Equity/Tangible Assets, and five year EPS growth.

Hugh West

Securities and Exchange Commission

February 9, 2009

During 2008, as the Company experienced deterioration in borrower credit quality and market risk premiums increased dramatically, unsystematic risk and size premium adjustments were included in the discount rates for each reporting unit. The betas were adjusted to the beta of the guideline companies applicable to each reporting unit. The table below presents the discount rates used in the discounted cash flow analysis for each reporting unit:

2008 Reporting Units	Discount Rate
Retail	11%
Commercial	10%
Wealth & Investment Mgmt.	12%
CIB	12%
Mortgage	14%
Commercial Real Estate	14%
Affordable Housing	13%

Growth Assumptions

The Company’s long-term financial forecasting is based on an analysis of business drivers such as new business initiatives, client service and retention standards, market share changes, anticipated loan and deposit growth, economic forward interest rates, and industry trends, among other considerations. The long-term growth rates used in determining the terminal value of each reporting unit in the discounted cash flow analysis were estimated at 3% in 2007 and 4% in 2008. The ranges of compounded annual growth rates (“CAGR”) from 2008 – 2012 derived from the reporting unit forecasts that were used in the 2007 and 2008 discounted cash flow analysis are as follows:

Financial Captions	2007	2008
Net Interest Income	0% – 10%	4% – 8%
Noninterest Income	2% – 15%	4% – 13%
Noninterest Expense	1% – 10%	(1)% – 5%
1.

Transplatinum’s CAGRs are not included in ranges provided for 2007. Net interest income, noninterest income, and noninterest expense had CAGRs of approximately 20% due to the relatively small amount of the baseline performance. Transplatinum was sold at a gain in 2008.

2.	Affordable Housing’s net interest income CAGR is not included in range above due to a relatively small amount of baseline net interest income.
3.	The CAGRs for 2007 were calculated from January 1, 2008 through 2012. The CAGRs for 2008 were calculated from the latest twelve months ending September 30, 2008 through 2012.

Hugh West

Securities and Exchange Commission

February 9, 2009

Net charge-offs in 2009 and 2010 were forecasted to remain at elevated levels relative to historical norms, and then begin to return to a historical normalized level in 2011 and beyond; however in most cases, the forecasted net charge-offs in the later years continued to illustrate a level of net charge-offs that were elevated from the historical lows experienced over the last five years. The growth in total revenue reflects the additional investments the Company expects to make in sales and client service activities. The modest increases in noninterest expense reflect the expectation that expenses will continue to be curtailed as part of the Company’s Excellence in Execution (“E²”)–Efficiency and Productivity Program. E² was launched in 2007 and encompasses a series of very specific cost containment initiatives designed to significantly reduce operating expenses over a four year period. The overall financial projections for the reporting units resulted in a net income level in the terminal year that was generally consistent with the level achieved prior to this recent credit and economic downturn. The financial performance projections for each reporting unit were reviewed and approved by the Company’s executive management in connection with the annual business planning process.

Comment 1(d)

Identify specifically which reporting units, if any, required the second step of impairment testing. Tell us the results of such testing, and include a discussion of the fair value of your loans for this purpose, and any previously unrecognized intangible assets identified.

Comment 1(e)

For those reporting units that required second testing (as noted above); tell us whether you used a third party valuation firm to assist in the determination of fair value for your reporting units. If so, please tell us the type of report issued by the valuation firm, and how management used this information to arrive at the fair values ultimately used, including discussions of any adjustments made to the fair values discussed in any report obtained.

Hugh West

Securities and Exchange Commission

February 9, 2009

Response to Comments 1(d) and 1(e)

Based on the results of the annual impairment tests performed as of September 30, 2007 and 2008, there were no reporting units that required the second step impairment assessment. However, in connection with our fourth quarter of 2008 update of the goodwill impairment analysis, the Company performed additional sensitivity analysis to determine if it was more likely than not that the fair value of the reporting unit had declined significantly. The sensitivity analysis involved incorporating an adverse change in the net cash flows of each reporting unit of 15% to 25% for all forecasted years, including the terminal year, and increasing the discount rates 200 to 300 basis points. The following table depicts the results of the December 31, 2008 sensitivity analysis from utilizing these adverse assumptions. The percentage decline in value by reporting unit correlates to the 34.3% decline in the Company’s stock price from September 30, 2008 to December 31, 2008:

(in millions)
2008 Reporting Units	9/30/08 Fair Value	12/31/08 Sensitivity Analysis of Fair Value	Percent Change	12/31/08 Carrying Value
Retail	$11,100	$7,700	(30.6)%	$6,925
Commercial	3,800	2,400	(36.8)	2,101
Wealth & Investment Mgmt.	3,400	2,500	(26.5)	772
CIB	3,700	2,100	(43.2)	2,457
Mortgage	2,300	1,200	(47.8)	2,028
Commercial Real Estate	1,150	700	(39.1)	1,009
Affordable Housing	240	160	(33.3)	136

It is not the Company’s perspective that the businesses’ performance has or will deteriorate to this magnitude; however, this sensitivity analysis allowed the Company to place some parameters around the estimated fair value of each reporting unit under stressed scenarios. Based on these severe financial assumptions, only the Mortgage, Commercial Real Estate, and CIB reporting units’ fair values had decreased below their respective carrying values, causing us to complete the second step impairment assessment for these reporting units as of December 31, 2008.

The Company utilized internal resources to perform the second step goodwill analysis primarily because the process of valuing the financial instruments and potential intangible assets is an expertise and activity that Company individuals regularly perform in the normal course of managing their business. For example, the Company owns loans classified as fair value or held for sale, and therefore, already has independent price discovery information and valuation processes available to aid in valuing certain of the loan portfolios. The Company applied similar valuation techniques and assumptions as those used to record loans at market when valuing the reporting unit’s loan portfolio1, adjusting, where appropriate, for differences in the underlying borrower or collateral characteristics. Specifically, the valuation techniques used included the following:

•	recent loan trades observed in the market
•	cash flow modeling based on projected default rates, loss severity, prepayment rates, and discount rates
•	market indices (i.e., CDX index)
•	observable prices of securities with collateral similar to the particular loans
•	estimated net realizable value of the underlying collateral securing the loans
•	price indications from an independent third party

[1]	See 3rd quarter 2008 Form 10-Q for a discussion regarding loans by type

Hugh West

Securities and Exchange Commission

February 9, 2009

Observable market information was utilized to the extent available, and the prices developed for the loans in the portfolio were compared to the relative prices of the Company’s fair value loans. The valuation technique and resulting price reflect management’s assumptions regarding how a market participant would value the loans and includes appropriate credit, liquidity, and market risk premiums that are indicative of the current environment.

For purposes of estimating the amount of previously unrecognized intangible assets, the Company calculated an amount equal to 30% of the estimated fair value of the reporting unit, which is considered to be conservative, as it far exceeds the amount of intangible assets the Company has recognized relative to the purchase of recent bank acquisitions. The following table summarizes the results of the second step impairment assessment for the applicable reporting units, including the respective loan portfolio fair values as a percentage of carrying value and the amount of previously unrecognized intangible assets.

(in millions)
Step 2 Reporting Units	Implied Goodwill	Actual Goodwill	% Implied Exceeds Actual Goodwill	Loan Portfolio FV as a % of CV(1)	Unrecognized Intangibles
Comm. Real Estate	$2,349	$279	742%	74%	$210
Mortgage	1,999	279	616	86	360
CIB	1,729	223	675	87	630
[1] Carrying value excludes the allowance for loan losses

Comment 1(f)

Tell us whether management performed any “reasonableness” test or validation procedures on the fair values assumed for the reporting units. For example, tell us whether management reconciled the fair values of the reporting units to the market capitalization of the company, and if so, the results of such testing.

Response

We believe there are numerous facts and circumstances that need to be considered when estimating the reasonableness of the reporting unit’s estimated fair value, especially in this unprecedented economic period. We assessed the reasonableness of the reporting unit’s estimated fair value, by considering the following market and historical factors:

•

Current market capitalization levels are highly influenced by current uncertainties related to recent economic and political developments and does not fully reflect the net tangible value of the enterprise, as well as the earnings level of the business under a normalized, longer term operating environment.

•

Stock prices for banks have been extremely volatile recently based on concerns over the financial impact from the decline in the real estate market, credit deterioration from rising unemployment, and other recessionary factors, as well as the liquidity and capital crises of certain financial institutions. This volatility has been wide spread across the entire financial industry. As evidence of this volatility, the closing price of the Company’s stock on September 30, 2008 was $44.99 per share, which would approximate a market capitalization of approximately $16 billion. However, from September 23, 2008 to October 6, 2008, the Company’s stock price ranged from $38.75 to $54.62.

•

The Company also reviewed the historical and implied volatility for its stock price, noting the recent volatility to be well in excess of long-term historical levels, which supports an elevated control premium.

•

In addition, like many other financial institutions, the Company’s stock price has been impacted by the increase in short sellers speculating on the stock, which could distort the fundamental value of the Company and its reporting units.

•

The population growth per metropolitan statistical area of the Company’s footprint ranks among the top of the 25 largest banks in the U.S., causing its footprint to have strong organic growth opportunities, as well as attractiveness to prospective buyers.

•

The incremental value that a buyer of a discrete reporting unit is willing to pay in order to control the management and strategic direction of the business, including integration into an existing business that would yield incremental revenue opportunities, as well as potentially significant economies of scale and cost savings (i.e., implied control premium).

•	Finally, based on historical information, the Company noted that in prior recessionary periods, evidence supports higher control premiums.

Hugh West

Securities and Exchange Commission

February 9, 2009

Management’s consideration of these factors resulted in the judgment that the estimated fair values of the reporting units was reasonable.

As indicated above, we recognize that one factor to consider when assessing the fair value of the reporting units is a comparison of the sum of the reporting units’ fair value to the Company’s market capitalization, measured over a reasonable period of time. While this measure provides some relative market information regarding the estimated fair value of the reporting units, the derived implied control premium is not determinative and needs to be evaluated in the context of the current economic and political environment, which may include the previously referenced factors, as well as additional considerations relevant at that time. Therefore, an appropriate implied control premium can vary widely based on current market conditions that may be having a systemic impact on a company’s market capitalization but may not be an accurate indication of entity-specific value.

The Company compared the aggregate fair values of the reporting units as of September 30, 2007 and 2008 to the market capitalization of the Company. As of September 30, 2007 and 2008, the reconciliation of the sum of the reporting units’ fair value to the Company’s market capitalization implied a control premium of 39% and 57%, respectively. These implied control premiums were calculated using an average market capitalization, based on five days before and after the reporting date. While we did not perform an independent, discrete calculation of the fair value of each reporting unit as of December 31, 2008, the stressed estimated fair values of the reporting units correlated with the decline in the Company’s stock price from September 30, 2008 to December 31, 2008, resulting in an implied control premium which would be generally consistent with the amount derived as of September 30, 2008. We assessed the reasonableness of these implied control premiums in relation to the market and historical factors previously mentioned, as well as recognizing that the size of the implied control premium is not, independently, a determinative measure to assess the estimated fair values of the reporting units.

Form 10-K Draft Disclosures

Though not specifically requested by the Staff, we have provided relevant draft excerpts from our 2008 Form 10-K in order to provide the Staff with insights into our expanded goodwill disclosures, as well as allow the opportunity to comment towards our intention to provide clear and transparent disclosures in this highly judgmental area of accounting.

Critical Accounting Policies

We review the goodwill of each reporting unit for impairment on an annual basis, or more often if events or circumstances indicate that it’s more likely than not that the fair value of the reporting unit is below the carrying value of its equity. In determining the fair value of our reporting units, we primarily use discounted cash flow models, which require assumptions about short and long-term growth rates of the reporting units and the appropriate discount rates. The discount rates selected are based on a variety of factors, including the relationship between the aggregate fair value of the reporting units and our market capitalization plus an appropriate control premium. The fair value of the reporting units is highly sensitive to changes in these assumptions; therefore, in some instances minor changes in these assumptions could impact whether the fair value of a reporting unit is greater than the carrying value. Ultimately, changes in these assumptions may impact whether there is goodwill impairment. We perform sensitivity analyses around these assumptions in order to assess the reasonableness of the estimated fair values. Additionally, to the extent that adequate data is available, other valuation techniques relying on market data are incorporated into the estimation of a reporting unit’s fair value. The selection and weighting of the various fair value techniques may result in a higher or lower fair value. Judgment is applied in determining the amount that is most representative of fair value.

Hugh West

Securities and Exchange Commission

February 9, 2009

An indication of possible impairment occurs when the estimated fair value of the reporting unit is below the carrying value of its equity. In those situations, an additional goodwill impairment evaluation is performed which involves calculating the implied fair value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner as goodwill is recognized in a business combination. The fair value of the reporting unit’s assets and liabilities, including previously unrecognized intangible assets, is individually determined. The excess fair value of the reporting unit over the fair value of the reporting unit’s net assets is the implied goodwill.

If the implied fair value of the goodwill for the reporting unit exceeds the carrying value of the goodwill for the respective reporting unit, no goodwill impairment is recorded. Significant judgment and estimates are involved in estimating the fair value of the assets and liabilities of the reporting unit. Changes in the estimated fair value of the individual assets and liabilities may result in a different amount of implied goodwill, and ultimately the amount of goodwill impairment, if any. Additionally, to the extent that the fair value of individual assets of a reporting unit increases at a faster rate in future periods than the fair value of the reporting unit as a whole, that may cause the implied goodwill of a reporting unit to be lower than the carrying value of goodwill, resulting in goodwill impairment.

Footnote to Consolidated Financial Statements

Under U.S. GAAP, goodwill is required to be tested for impairment on an annual basis or as events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company completed its 2008 annual review based on information that was as of September 30, 2008, which included assumptions that considered the market conditions at that time. The estimated fair value of each reporting unit as of September 30, 2008 exceeded their respective carrying values; therefore, the Company determined there was no impairment of goodwill as of that date. As a result of continued deterioration in the economy during the fourth quarter of 2008, the Company determined that it was more likely than not that the fair value of the Mortgage, Commercial Real Estate, and CIB reporting units was less than their respective carrying value as of December 31, 2008 due to their exposure to the residential real estate and capital markets. As a result, the Company performed the second step of the goodwill impairment evaluation, which involved calculating the implied fair value of the goodwill for those reporting units. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. The fair value of the reporting unit’s assets and liabilities, including unrecognized intangible assets, is individually evaluated. The excess of the fair value of the reporting unit over the fair value of the reporting unit’s net assets is the implied fair value of goodwill. The Company determined that the implied fair value of the goodwill for the reporting units evaluated was in excess of the carrying value of the goodwill for those reporting units; therefore no goodwill impairment was recorded as of December 31, 2008.

Hugh West

Securities and Exchange Commission

February 9, 2009

In connection with our response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the undersigned at (404) 813-1281 or Tom Panther at (404) 588-8585 with any questions concerning our responses to the Staff’s comment.

Very truly yours,

/s/ Mark A. Chancy
Mark A. Chancy Corporate Executive Vice President and Chief Financial Officer

cc:	Mr. M. Doug Ivester

Audit Committee Chairman

Mr. James M. Wells III

Chairman and Chief Executive Officer

Mr. Raymond D. Fortin

Corporate Executive Vice President and

General Counsel

Mr. Thomas E. Panther

Controller and Chief Accounting Officer

Mr. David W. Leeds

Ernst & Young LLP, Coordinating Partner

EXHIBIT I

SunTrust Banks, Inc.

As of September 30, 2008

Retail Banking

($ millions)		Specific Multiples			Financial Metrics
Guideline Companies	Ticker	Price / LTM Earnings	Price / 2009 Earnings	Price / Book	Stock Price	Shares Outstanding	Total Market Value of Equity	Less: Excess Capital	Adj. Market Value of Equity	LTM Earnings	2009E Earnings	Book Value
SunTrust Banks, Inc.	STI	26.7x	13.5x	.9x	$44.99	349	$15,695	$0	$15,695	$587	$1,162	$17,907

Colonial BancGroup, Inc.	CNB	11.1x	31.4x	.5x	7.86	164	1,287	0	1,287	116	41	2,715
Wells Fargo & Company	WFC	17.6x	16.0x	2.6x	37.53	3,341	125,401	0	125,401	7,140	7,852	47,964
U.S. Bancorp	USB	15.5x	14.8x	2.9x	36.02	1,749	62,999	0	62,999	4,056	4,268	21,828
BB&T Corporation	BBT	12.6x	12.9x	1.6x	37.80	551	20,833	0	20,833	1,657	1,609	12,800
South Financial Group, Inc.	TSFG	NMF	38.5x	.3x	7.33	73	533	57	476	(181)	12	1,559
First Horizon National Corporation	FHN	NMF	25.3x	.4x	9.36	139	1,305	0	1,305	(237)	52	2,993
Regions Financial Corporation	RF	5.2x	6.9x	.3x	9.60	698	6,703	0	6,703	1,279	978	19,708
Synovus Financial Corp.	SNV	15.4x	13.8x	1.0x	10.35	331	3,423	400	3,023	197	218	3,453
Zions Bancorporation	ZION	6.0x	10.7x	.8x	38.70	107	4,143	0	4,143	686	388	5,299
City National Corporation	CYN	13.4x	14.8x	1.6x	54.30	49	2,650	0	2,650	197	179	1,700
PNC Financial Services Group, Inc.	PNC	17.0x	13.6x	1.5x	74.70	343	25,611	0	25,611	1,507	1,886	17,117
Cullen/Frost Bankers, Inc.	CFR	16.5x	16.0x	2.3x	60.00	59	3,546	0	3,546	216	222	1,542
Royal Bank of Canada	TSX: RY	14.3x	11.0x	2.1x	50.50	1,303	65,809	0	65,809	4,614	5,994	31,085

25th Percentile		11.8x	12.0x	.5x
Average		13.1x	14.2x	1.4x
Median		14.3x	13.8x	1.5x
75th Percentile		16.0x	15.4x	2.1x

Selected Multiple		15.0x	15.0x	1.2x

   Bolded values are outliers and are excluded from the analysis

EXHIBIT I

SunTrust Banks, Inc.

As of September 30, 2008

Commercial Banking

($ millions)		Specific Multiples				Financial Metrics
Guideline Companies	Ticker	Price / LTM Earnings	Price / 2009 Earnings	Price / Book	Price / Tang. BV	Stock Price	Shares Outstanding	Total Market Value of Equity	Less: Excess Capital	Adj. Market Value of Equity	LTM Earnings	2009E Earnings	Book Value	Tangible Book
SunTrust Banks, Inc.	STI	26.7x	13.5x	.9x	1.5x	$44.99	349	$15,695	$0	$15,695	$587	$1,162	$17,907	$10,603

Colonial BancGroup, Inc.	CNB	11.1x	31.4x	.5x	.8x	7.86	164	1,287	0	1,287	116	41	2,715	1,649
Wells Fargo & Company	WFC	17.6x	16.0x	2.6x	3.7x	37.53	3,341	125,401	0	125,401	7,140	7,852	47,964	34,137
U.S. Bancorp	USB	15.5x	14.8x	2.9x	5.1x	36.02	1,749	62,999	0	62,999	4,056	4,268	21,828	12,395
BB&T Corporation	BBT	12.6x	12.9x	1.6x	3.0x	37.80	551	20,833	0	20,833	1,657	1,609	12,800	6,989
South Financial Group, Inc.	TSFG	NMF	38.5x	.3x	.5x	7.33	73	533	57	476	(181)	12	1,559	1,071
First Horizon National Corporation	FHN	NMF	25.3x	.4x	.5x	9.36	139	1,305	0	1,305	(237)	52	2,993	2,752
Regions Financial Corporation	RF	5.2x	6.9x	.3x	.9x	9.60	698	6,703	0	6,703	1,279	978	19,708	7,500
Synovus Financial Corp.	SNV	15.4x	13.8x	1.0x	1.2x	10.35	331	3,423	400	3,023	197	218	3,453	2,936
Zions Bancorporation	ZION	6.0x	10.7x	.8x	1.3x	38.70	107	4,143	0	4,143	686	388	5,299	3,157
City National Corporation	CYN	13.4x	14.8x	1.6x	2.2x	54.30	49	2,650	0	2,650	197	179	1,700	1,185
PNC Financial Services Group, Inc.	PNC	17.0x	13.6x	1.5x	3.2x	74.70	343	25,611	0	25,611	1,507	1,886	17,117	7,881
Cullen/Frost Bankers, Inc.	CFR	16.5x	16.0x	2.3x	3.6x	60.00	59	3,546	0	3,546	216	222	1,542	988
Royal Bank of Canada	TSX: RY	14.3x	11.0x	2.1x	3.0x	50.50	1,303	65,809	0	65,809	4,614	5,994	31,085	22,226

25th Percentile		11.8x	12.0x	.5x	.9x
Average		13.1x	14.2x	1.4x	2.0x
Median		14.3x	13.8x	1.5x	1.8x
75th Percentile		16.0x	15.4x	2.1x	3.0x

Selected Multiple		14.0x	13.5x	1.3x	1.9x

   Bolded values are outliers and are excluded from the analysis

EXHIBIT I

SunTrust Banks, Inc.

As of September 30, 2008

Mortgage Banking

($ millions)		Specific Multiples		Financial Metrics
Guideline Companies	Ticker	Price / 2010 Earnings	Price / Tangible Book	Stock Price	Shares Outstanding	Total Market Value of Equity	Less: Excess Capital	Adj. Market Value of Equity	2010 E Earnings	Tangible Book Value
SunTrust Banks, Inc.	STI	12.6x	1.5x	$44.99	349	$15,695	$0	$15,695	$1,250	$10,603

Astoria Financial Corporation	AF	10.1x	1.8x	20.73	91	1,889	0	1,889	188	1,039
Capitol Federal Financial	CFFN	45.7x	3.7x	44.33	73	3,236	0	3,236	71	864
Sovereign Bancorp Inc.	SOV	5.6x	.4x	3.95	504	1,991	0	1,991	355	4,636
Hudson City Bancorp, Inc.	HCBK	13.7x	2.0x	18.45	497	9,161	0	9,161	671	4,548
Investors Bancorp, Inc.	ISBC	47.8x	1.9x	15.05	106	1,589	0	1,589	33	829
TFS Financial Corporation	TFSL	78.8x	2.1x	12.52	322	4,032	711	3,321	42	1,945
Washington Federal, Inc.	WFSL	11.8x	1.4x	18.45	88	1,620	0	1,620	137	1,150

25th Percentile		8.9x	1.6x
Average		10.3x	1.9x
Median		10.9x	1.9x
75th Percentile		12.3x	2.0x

Selected Multiple		9.0x	1.0x

   Bolded values are outliers and are excluded from the analysis

EXHIBIT I

SunTrust Banks, Inc.

As of September 30, 2008

Commercial Real Estate

($ millions)		Specific Multiples		Financial Metrics
Guideline Companies	Ticker	Price / 2010 Earnings	Price / Book	Stock Price	Shares Outstanding	Total Market Value of Equity	Less: Excess Capital	Adj. Market Value of Equity	2010 E Earnings	Book Value
SunTrust Banks, Inc.	STI	9.8x	.9x	$44.99	349	$15,695	$0	$15,695	$1,594	$17,907

Synovus Financial Corp.	SNV	9.4x	1.0x	10.35	331	3,424	226	3,199	341	3,453
Colonial BancGroup, Inc.	CNB	12.7x	.5x	7.86	175	1,377	0	1,377	109	2,715
First Citizens BancShares, Inc. 2	FCNCA	NA	1.3x	179.00	10	1,868	68	1,800	NA	1,487
South Financial Group, Inc.	TSFG	9.0x	.3x	7.33	73	532	0	532	59	1,559
UCBH Holdings, Inc.	UCBH	7.9x	.7x	6.41	109	699	0	699	88	1,170
East West Bancorp, Inc.	EWBC	9.5x	.7x	13.70	63	857	0	857	90	1,272
Corus Bankshares, Inc.	CORS	NMF	.3x	4.05	55	222	6	216	NA	730
Umpqua Holdings Corporation	UMPQ	14.0x	.7x	14.71	60	888	0	888	63	1,244
United Bankshares, Inc.	UBSI	15.6x	2.0x	35.00	43	1,520	0	1,520	97	773
Prosperity Bancshares, Inc.	PRSP	13.5x	1.3x	33.99	45	1,530	0	1,530	113	1,218

25th Percentile		9.4x	.7x
Average		11.7x	.9x
Median		11.5x	.7x
75th Percentile		13.9x	1.3x

Selected Multiple		8.5x	.7x

   Bolded values are outliers and are excluded from the analysis

EXHIBIT I

SunTrust Banks, Inc.

As of September 30, 2008

Corporate & Investment Banking

($ millions)		Specific Multiples			Financial Metrics
Guideline Companies	Ticker	Price / 2009 Earnings	Price / Book	Price / Tangible Book	Stock Price	Shares Outstanding	Total Market Value of Equity	Less: Excess Capital	Adj. Market Value of Equity	2009E Earnings	Book Value	Tangible Book
SunTrust Banks, Inc.	STI	13.3x	.9x	1.5x	$44.99	349	$15,695	$0	$15,695	$1,162	$17,907	10,603

Jeffries Group	JEF	32.0x	1.3x	1.5x	22.40	148	3,307	0	3,307	103	2,496	2,143
Lazard Ltd	LAZ	14.5x	6.8x	NMF	42.76	74	3,157	0	3,157	218	463	261
Piper Jaffray	PJC	20.9x	.8x	1.1x	43.25	16	707	163	544	26	924	623
Stifel Financial	SF	17.6x	2.9x	3.8x	49.90	27	1,344	0	1,344	76	465	354
KBW	KBW	18.5x	2.2x	2.2x	32.94	31	1,012	221	791	43	451	451
Cowen Group	COWN	8.5x	.5x	.6x	8.35	12	100	66	34	4	207	157
Goldman Sachs Group	GS	8.8x	1.2x	1.4x	128.00	450	57,632	0	57,632	6,529	46,908	41,613
Morgan Stanley	MS	4.6x	.7x	.8x	23.00	1,063	24,455	0	24,455	5,263	34,493	30,603
Merrill Lynch & CO	MER	10.3x	.7x	.8x	25.30	901	22,792	0	22,792	2,216	34,778	29,720

25th Percentile		8.8x	.7x	.8x
Average		13.0x	1.3x	1.2x
Median		12.4x	1.0x	1.1x
75th Percentile		17.9x	1.6x	1.5x

Selected Multiple		10.0x	1.0x	1.1x

   Bolded values are outliers and are excluded from the analysis

EXHIBIT I

SunTrust Banks, Inc.

As of September 30, 2008

Wealth and Investment Management

($ millions)		Specific Multiples			Financial Metrics
Guideline Companies	Ticker	Price / 2009 Earnings	Price / LTM Revenue	EV / LTM EBITDA	Stock Price	Shares Outstanding	Total Market Value of Equity	Enterprise Value	2009E Earnings	LTM Revenue	LTM EBITDA
SunTrust Banks, Inc.	STI	13.3x	2.0x	NA	$44.99	349	$15,695	$31,515	$1,179	$7,665	NA

Northern Trust Corporation	NTRS	15.3x	4.2x	NA	72.20	225	16,245	11,391	1,060	3,872	NA
Boston Private Financial Holdings, Inc.	BPFH	13.0x	.7x	NA	8.74	37	327	1,681	25	448	NA
City National Corporation	CYN	14.8x	2.8x	NA	54.30	49	2,650	2,443	179	933	NA
T. Rowe Price Group, Inc.	TROW	20.3x	6.2x	13.1x	53.71	276	14,808	14,127	731	2,393	1,077
Franklin Resources, Inc.	BEN	12.6x	3.3x	7.6x	88.13	241	21,278	18,460	1,688	6,514	2,416
Legg Mason, Inc.	LM	15.9x	1.5x	4.8x	38.06	143	5,439	6,097	343	3,584	1,277
Invesco Ltd.	IVZ	11.7x	2.9x	8.8x	20.98	405	8,493	9,136	729	2,881	1,034
Waddell & Reed Financial, Inc.	WDR	12.4x	2.2x	9.6x	24.75	84	2,077	2,075	168	937	216

25th Percentile		12.4x	2.4x	7.6x
Average		13.8x	2.8x	8.8x
Median		13.7x	2.9x	8.8x
75th Percentile		15.2x	3.2x	9.6x

Selected Multiple		10.0x	1.7x

  Bolded values are outliers and are excluded from the analysis